Exhibit 10.1

December 23, 2021

Brendan Jones

BJones@BlinkCharging.com

Dear Brendan:

On behalf of Blink Charging Co. (the “Company”), I am pleased to make this offer to renew your employment as the President of the Company and Chief Operating Officer (the “New Agreement”). As President and COO, you will continue to report to the Company’s Chief Executive Officer and Executive Chairman and work at the Company’s headquarters at 605 Lincoln Road, 5th Floor, Miami Beach, FL 33139. This New Agreement and your new compensation package contemplated herein are subject to the recommendation of the Compensation Committee (“Compensation Committee”) and the approval of the Company’s Board of Directors (“Board”). Upon receipt of the Board approval, the New Agreement shall replace the original Offer Letter dated March 29th, 2020, as amended on March 1st, 2021 (the “Original Agreement”). The New Agreement shall solely and exclusively govern your relationship with the Company from the Strat Date moving forward, and the Original Agreement shall become null and void from that date on but will continue to regulate your entitlements and obligations against the Company until the Start Date. The start date of this New Agreement shall be January 1, 2022 (the “Start Date”).

Base Salary. Your annual-base salary will be $39,584 per month ($475,000 annually) less applicable taxes, deductions, and withholdings, paid monthly and subject to annual review (“Base Salary”). You will be paid on the Company’s regular scheduled payday. The Company’s current regular scheduled payday is on the 15th and 30th of every month.

Annual Performance Cash Bonus. Upon meeting pre-determined periodic Key Performance Indicators (“KPIs”) every year, you will be eligible for an annual cash bonus of up to 60% of your base salary. Your KPI’s will be set by the mutual agreement of the Compensation Committee and yourself within 30 days from the Start Date (the “Cash Performance Bonus”). The Failure to establish KPI’s which is not the fault of the Compensation Committee will exclude you from eligibility for the Performance Bonus. To qualify for the Cash Performance Bonus, you must meet the KPI’s.

Equity Awards. As a “C” level executive of the Company, you will be entitled to receive equity awards under the Company’s 2018 Omnibus Incentive Plan, (the “2018 Omnibus Incentive Plan”). The aggregate annual award value under the 2018 Omnibus Incentive Plan will be equal to 50% of your Base Salary, as adjusted from time to time, (the “Grant”). Fifty percent (50%) of such Grant will be in the form of Restricted Common Stock (the “RCS”) and the remaining fifty percent (50%) of such Grant will be in the form of options to purchase the Company’s common stock (the “Options”). The number of Options shall be calculated in accordance with the Company’s option valuation practices. The RCS shall vest on the first anniversary of the day they were granted. The Options shall vest in equal one-third (1/3) increments on each anniversary of the day they were granted. All Equity Awards shall be granted to you, provided that: (i) at the end of each applicable vesting date, you are still employed by the Company; and (ii) provided that you satisfy the KPIs and the other performance criteria established by the 2018 Omnibus Incentive Plan. All Stock Options that will be granted to you shall expire 5 years following their vesting.

The Company hereby acknowledges that, for the good and valuable consideration of you signing this New Agreement, the employment contingency contained in the option agreement entered into between you and the Company in March 1st, 2021, which grants you the option to Purchase 100,000 shares of the Company’s common stock, shall be removed and your eligibility to exercise that option shall not be contingent upon your continued employment with the Company.

Benefits. At no cost to you, you and your family will participate in the Company’s current medical, dental, vision, short term disability, long term disability, life, and accident benefit programs. Beginning on your start date you are eligible for a monthly electric vehicle and auto insurance allowance not to exceed $1,500 month.

605 Lincoln Road, 5th Floor Miami Beach, FL 33139 Nasdaq:BLNK	(305) 521-0200 BlinkCharging.com

Business Expense Reimbursement. Upon presentation of appropriate documentation in accordance with the Company’s expense reimbursement policies, the Company will reimburse you for the reasonable business expenses you incur in connection with your employment.

Paid Time Off. You will accrue Paid Time Off, which you will be allowed to use for absences due to illness, vacation, or personal need, at a rate of 240 hours, or twenty (30) days (based upon an eight-hour workday), per year. Additionally, you will have two (2) floating holidays which you will be able to use anytime during the year.

Term and Termination. The initial term shall be three (3) years and three (3) months (39 months) commencing on the Start Date (the “Term”).

Termination by the Company for Cause. You may be terminated by the Company immediately and without notice for “Cause.” “Cause” shall mean: (i) your willful material misconduct; or (ii) your willful failure to materially perform your responsibilities to the Company. “Cause” shall be determined by the Company after conducting a meeting where you can be heard on the topic.

Termination Without Cause: The Company may terminate your employment without Cause. Upon Termination Without Cause the Company will (i) continue payment of your Base Salary for additional number of months equal to the number of months of your actual employment prior to the termination, capped at 12 months maximum payment. Additionally, the Company will subsidize your COBRA rate for six months after the official date of termination. You will only be responsible to pay your active employee rate for the benefits.

Other Terminations/Resignations. In all other types of terminations or resignation on your part, all further vesting of your outstanding equity awards or bonuses, as well as all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned). The foregoing is your sole entitlement to severance payments and benefits in connection with the termination of your employment.

Change In Control. If Blink Charging undergoes a “Change in Control” (as defined hereunder), and any one of the events listed in this clause occurs (the “List of Events”), you will receive a total severance payment equals to 2.99 times your Base Salary (which would include any other applicable severance payment under this New Agreement). The List of Events includes: (i) you lose your position as the Company’s President through termination or through assignment to a lower position; (ii) your position is diminished via restructuring; (iii) your title is changed to reflect a lessor role; (iv) your responsibility is significantly reduced; (v) your compensation is materially decreased via any means; or (vi) you are terminated without cause during one of the following time periods: the merger/acquisition (“M&A”) negotiation, the M&A’s due diligence period, or within one year after closing of the M&A. Additionally, all Stock Options and RCSs previously awarded, allocated, or earned by you will immediately vest and all restrictions will be immediately eligible for removal and you will receive your full cash bonuses for the calendar year in which the triggering event in the List of Events occurs. For purposes of this Agreement, “Change of Control” of the Company is defined as: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, (as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company’s then outstanding voting securities; (ii) the date of the consummation of a merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (iii) the date of the consummation of the sale or disposition by the Company of all or substantially all the Company’s assets. Notwithstanding the foregoing provisions of this definition, a transaction will not be deemed a Change of Control unless the transaction qualifies as a “change in control event” within the meaning of Code Section 409A.

Notwithstanding the foregoing, in the event that any payment or benefit you will receive or you will be entitled to received pursuant to this New Agreement or any other plan, program or arrangement of the Company or any of its affiliates would constitute an "excess parachute payment" within the meaning of Section 280G of the Code ("Excess Parachute Payment"), then the payments under this New Agreement shall be reduced (by the minimum possible amounts) until no amount payable to the Employee under this Agreement constitutes an Excess Parachute Payment; provided, however, that no such reduction shall be made if the net after-tax payment (after taking into account Federal, state, local or other income and excise taxes) to which the Employee would otherwise be entitled without such reduction would be greater than the net after-tax payment (after taking into account Federal, state, local or other income and excise taxes) to you resulting from the receipt of such payments with such reduction. If, as a result of subsequent events or conditions (including a subsequent payment or absence of a subsequent payment under this New Agreement or other plan, program or arrangement of the Company or any of its affiliates), it is determined that payments under this New Agreement have been reduced by more than the minimum amount required to prevent any payments from constituting an Excess Parachute Payment, then an additional payment shall be promptly made to you in an amount equal to the additional amount that can be paid without causing any payment to constitute an Excess Parachute Payment.

605 Lincoln Ave, 5th Floor Miami Beach, FL 33139 Nasdaq:BLNK	(305) 521-0200 BlinkCharging.com

Death and Disability. In the event of your death during the Term, your employment shall terminate immediately. If, during the Term you shall suffer a “Disability” within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, the Company may terminate your employment. In the event your employment is terminated due to death or Disability, you (or your estate in case of death) shall be eligible to receive the separation benefits (in lieu of any severance payments): all unpaid Base Salary amounts, and all outstanding and fully vested stock options and other equity awards.

Proprietary Agreement and No Conflict with Prior Agreements. As an employee of the Company, it is likely that you will become knowledgeable about confidential and/or proprietary information related to the operations, products, and services of the Company and its clients. Similarly, you may have confidential or proprietary information from prior employers that must not be used or disclosed to anyone at the Company. Therefore, you will be required to read, complete, and sign the Company’s standard Employee Confidentiality and Assignment of Inventions Agreement (“Proprietary Agreement”) and the Proprietary Information Obligations Checklist and return it to the Company on or prior to your Employment Start Date. In addition, the Company requests that you comply with any existing and/or continuing contractual obligations that you may have with your former employers. By signing this New Agreement, you represent that your employment with the Company shall not breach any agreement you have with any third party.

Obligations. During your employment, you shall devote your full business efforts and time to the Company. However, this obligation shall not preclude you from engaging in appropriate civic, charitable or religious activities, or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to the Company, as long as these activities do not materially interfere or conflict with your responsibilities to, or your ability to perform your duties of employment at, the Company. Any outside activities must be in compliance with and if required, approved by the Company’s Corporate Governance Guidelines.

Non-competition. In addition to the obligations specified in the Proprietary Agreement, you agree that during your employment with the Company you will not engage in, or have any direct or indirect interest in, any person, firm, corporation, or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, partner or otherwise) that is competitive with the business of the Company, including, without limitation, planning, developing, installing, marketing, selling, leasing, and providing services relating to electric vehicle charging stations.

This New Agreement will be effective only upon your execution. This New Agreement sets forth all agreements between you and the Company and expressly supersedes and replaces any previous agreements.

To the extent permitted by applicable law, this New Agreement shall be governed by the laws of the State of Florida, and you submit to the exclusive jurisdiction and venue of the courts situated in the State of Florida, County of Miami-Dade for all disputes, claims, or complaints arising out of this New Offer Letter.

Please indicate your acceptance of this New Agreement by signing below and returning an executed copy to me at your earliest convenience.

Sincerely,

/s/ Michael D. Farkas	December 27, 2021

Michael D. Farkas,	Date

Chief Executive Officer

I accept this offer of employment with Blink Charging, Co. and agree to the terms and conditions outlined in this New Agreement.

/s/ Brendan Jones	December 23, 2021
Brendan Jones	Date

605 Lincoln Ave, 5th Floor Miami Beach, FL 33139 Nasdaq:BLNK	(305) 521-0200 BlinkCharging.com

Appendix A

KPI List

605 Lincoln Ave, 5th Floor Miami Beach, FL 33139 Nasdaq:BLNK	(305) 521-0200 BlinkCharging.com